UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2013

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 24 April 2013

first quarter 2013 financial statement

positive results from operational efficiency and commercial agility plans; full-year objectives confirmed

•

France Telecom-Orange had 229.8 million customers at 31 March 2013, a year-on-year increase of 2.6% (+5.9 million additional customers):

-

in France, the very strong growth of the Sosh and Open offers maintained the mobile market share at 37.0% at 31 March 2013. Overall, the mobile customer base in France rose 1.3% year on year

-

in Spain, mobile contracts rose strongly (+9.7%) while the ADSL customer base increased 11.1%

-

in Africa and the Middle East, mobile services reached 82.0 million customers at 31 March 2013, up 8.2% year on year (+6.2 million additional customers)

•

Consolidated revenues of 10.280 billion euros represented a 1.8% decrease on a comparable basis, excluding the impact of regulatory measures, supported in particular by continued growth in the Group's international subsidiaries:

-

in France, the decline in mobile services revenues was 2.9% in the first quarter of 2013, affected by price reductions and the development of SIM-only offers

-

in Spain, revenues rose by 3.3%, led by growth in the fixed broadband and mobile services customer bases

-

in Poland, the decline in mobile services revenues was limited to 2.2% in the first quarter of 2013, while fixed broadband climbed 9.3%

-

in the rest of Europe, revenues increased 2.6%, lifted by mobile Internet browsing and smartphone sales

-

in Africa and the Middle East, revenues grew 3.3%, led by Côte d’Ivoire, Senegal, Guinea and Niger

-

in the Enterprise segment, revenues declined 5.3% in the first quarter of 2013 due to intensified competition and difficult economic conditions in Europe

•

Restated EBITDA reached 3.124 billion euros while erosion of the margin (30.4%) was limited to 0.8 percentage point, after falling 1.6 percentage points in the first and second halves of 2012, due to lower direct costs (-7.1%) and the start of declining indirect costs (-0.6%)

•

Capital expenditure (1.150 billion euros) grew 6.5% compared to the first quarter of 2012 on a comparable basis, with the acceleration of investment in fixed and mobile high-speed broadband services (fibre and 4G), particularly in France. The ratio of CAPEX to revenues was 11.2%, an increase of 1.1 percentage points

•

Operating cash flow (restated EBITDA – CAPEX) was 1.975 billion euros in the first quarter of 2013, in line with the Group’s confirmed objective for 2013 of more than 7.0 billion euros in operating cash flow

Commenting on the results for the first quarter of 2013, Stéphane Richard, Chairman and CEO of France Telecom-Orange, said: “In a French mobile market that has remained under pressure, we have again demonstrated our ability to react quickly with forceful commercial offers. In the mobile segment, this is due to the success of the Open and Sosh offers while in fixed-line services, over 300,000 customers subscribed to Livebox Play offers in just two months and subscriber numbers for fibre exceeded 200,000. Operations in Spain, Africa and the Middle East have once again made a positive contribution to the Group's revenues. The acceleration in the reduction of operational expenses, including indirect costs, made it possible to limit margin erosion to less than one point. Investments, up more than 6% over the year, were concentrated on the faster roll-out of fibre and 4G in France. In addition, I have renewed and strengthened the management team, to enable greater efficiency, particularly in the field of innovation. Altogether, I am very confident in the ability of the men and women of the Group to achieve our goals for 2013 and beyond.”

key figures

In millions of euros	1rst quarter 2013	1rst quarter 2012 comparable basis	1rst quarter 2012 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidation Scope
Revenue	10,280	10,721	10,922	(4.1)%	(1.8)%	(5.9)%	(0.3)%	(1.5)%
Of which :
France	5,068	5,399	5,401	(6.1)%	(3.4)%	(6.2)%	-	(0.0)%
Spain	989	981	981	0.8%	3.3%	0.8%	-	-
Poland	786	847	832	(7.2)%	(3.2)%	(5.5)%	1.8%	-
Rest of World	1,934	1,920	2,134	0.7%	2.9%	(9.3)%	(2.2)%	(7.8)%
Enterprise	1,635	1,726	1,734	(5.3)%	(5.3)%	(5.7)%	(0.3)%	(0.2)%
International Carriers and Shared Services	407	409	410	(0.4)%	(0.4)%	(0.8)%	(0.0)%	(0.3)%
Eliminations	(539)	(561)	(569)	-	-	-	-	-
Restated EBITDA*	3,124	3,346	3,432	(6.6)%	(4.1)%	(9.0)%	(0.2)%	(2.3)%
In % of revenues	30.4%	31.2%	31.4%	(0.8)pt	(0.7)pt	(1.0)pt
CAPEX (excluding GSM and UMTS licences)	1,150	1,079	1,097	6.5%		4.8%	(0.4)%	(1.2)%
In % of revenues	11.2%	10.1%	10.0%	1.1pt		1.1pt
Operating cash flow (restated EBITDA* - CAPEX)	1,975	2,267	2,335	(12.9)%		(15.4)%
* EBITDA restatements are described in appendix 2.

*

*        *

The Board of Directors of France Telecom SA met on 23 April 2013 and examined the Group's financial results for the period ended 31 March 2013.

The financial data and comparable basis data provided in this press release are unaudited.

More detailed information is available on the France Telecom-Orange website:

www.orange.com

comments on key Group figures

revenues

The France Telecom-Orange group revenues were 10.280 billion euros for the first quarter of 2013, a decrease of 4.1% on a comparable basis. Excluding the impact of regulatory measures (-250 million euros), the Group’s revenues declined 1.8% compared to the previous year.

Changes in revenues by location, excluding the impact of regulatory measures, were as follows:

•

in France, mobile services revenues declined 2.9%. The change in ARPU (-10.7%; -5.5% excluding the impact of regulatory measures) was in line with expectations, while the contract customer base grew 3.8% year on year. In fixed broadband, which increased 0.4%, the impact of the 2.7% growth in the customer base driven by optical fibre was partially offset by the increasing share of Open offers;

•

in Spain, revenues grew 3.3%, led by strong growth in the number of mobile contracts (+9.7%) and fixed broadband subscribers (+11.1%);

•

in Poland, mobile services revenues fell 2.2% while fixed broadband rose 9.3%, after rising 6.0% in the fourth quarter of 2012, due to growth in ARPU;

•

Rest of World segment: 3.3% growth in Africa and the Middle East, led by Côte d’Ivoire, Senegal, Guinea and Niger. In Europe, revenues rose 2.6%, driven by the growth of Internet browsing and smartphone sales, most notably in Belgium and Romania;

•

The Enterprise segment declined 5.3% in the first quarter, due to intensified competition and difficult economic conditions in Europe. Strong growth continued in the Cloud (+28% in the first quarter).

On an historical basis, first quarter 2013 revenues declined 5.9% in relation to the first quarter of 2012, including:

-

changes in the scope of consolidation (-1.5 percentage points), chiefly with the disposal of Orange Switzerland on 29 February 2012,

-

foreign exchange fluctuations (-0.3 percentage points): the decline in the Egyptian pound, the Dominican peso and the US dollar was partially offset by the increase in the Polish zloty.

customer base growth

The Group had 229.8 million customers (excluding MVNOs) at 31 March 2013, a year-on-year increase of 2.6% with 5.9 million net additions. This change included the effects of the Orange Austria disposal (781,000 mobile customers at 31 December 2012) and the acquisition of Simyo in Spain (398,000 mobile customers at 31 March 2013).

There were 171.8 million mobile services customers (excluding MVNOs) at 31 March 2013, a year-on-year increase of 4.0%:

-

Africa and the Middle East had 82.0 million customers at 31 March 2013, an increase of 8.2% (+6.2 million net additions). Orange Money, now marketed in thirteen African and Middle Eastern countries, had 6.6 million customers at 31 March 2013;

-

in France, the mobile customer base grew 1.3% (+353,000 net additions) to 26.8 million customers at 31 March 2013, year on year. Contracts rose 3.8% to 19.8 million customers, nearly three-quarters of the total customer base, while prepaid offers fell 5.0% to 7.0 million customers;

-

other regions (63.0 million customers at 31 March 2013) recorded growth of 0.7% year on year (+460,000 net additions), excluding the impact of the Orange Austria disposal and the acquisition of Simyo in Spain, including Poland (+274,000), Moldavia (+215,000), the Dominican Republic (+171,000), Spain (+149,000 excluding Simyo) and Romania (+127,000), while the United Kingdom lost 374,000 customers.

There were 15.0 million fixed broadband customers at 31 March 2013, a year-on-year increase of 3.0% or 437,000 net additions, including 263,000 in France, 143,000 in Spain, 29,000 in Egypt and 28,000 in Slovakia. Fixed broadband subscribers included 265,000 optical fibre customers at 31 March 2013, mainly in France (206,000 subscribers), where growth accelerated with 30,000 additional subscribers in the first quarter of 2013 and 99,000 year on year.

restated EBITDA

Restated EBITDA was 3.124 billion euros in the first quarter of 2013, compared to 3.346 billion euros in the first quarter of 2012, a 6.6% decline on a comparable basis. Excluding the impact of regulatory measures (-88 million euros), the decrease was 4.1%.

The ratio of restated EBITDA to revenues was 30.4%, a decline limited to 0.8 percentage points compared to the first quarter of 2012 on a comparable basis, versus the 1.6-percentage-point decrease in the first and second halves of 2012. This was due to lower direct costs (-7.1%) and initial reductions in indirect costs (-0.6%).

The reduction in commercial costs and content purchases (-3.3%) reflected the impact of an increasing number of SIM-only offers (particularly in France) and management of retention and acquisition costs, as well as the reduction in content purchases compared to the first quarter of 2012. The ratio of commercial expenses and content purchases to revenues remained stable at 15.1% in the first quarter of 2013.

Service fees and inter-operator costs fell 10.0%. Excluding the favourable impact of the reduction in call termination fees (+162 million euros), growth was more modest at 1.9%, confirming the slowdown in the second half of 2012. The ratio of service fees and inter-operator costs to revenues (12.2%) improved by 0.8 percentage points compared to the first quarter of 2012.

Labour expenses stabilised in the first quarter (+0.6%). The average number of employees declined 1.4% on a comparable basis to 162,241 full time equivalents in the first quarter of 2013, as opposed to 164,492 in the first quarter of 2012; the ratio of (restated) labour expenses was 22.5%, an increase of 1.1 percentage points compared to the first quarter of 2012.

The other (restated) expenses declined 2.0% in the first quarter of 2013, compared with a 1.3% increase for the full year of 2012. In particular, the increase in energy and lease expenses was offset by the decrease in overheads and savings achieved in connection with network sharing. The ratio of other expenses to revenues was 19.8%, an increase of 0.4 percentage points compared to the first quarter of 2012.

CAPEX

CAPEX was 1.150 billion euros in the first quarter of 2013, a 6.5% increase on a comparable basis, led by investment in networks which rose 9.2% with the development of strategic projects, including:

-

in France, the ramping-up of optical fibre deployment and the acceleration of capital expenditure in high-speed mobile broadband, with 15 urban areas including 50 towns already covered by 4G technology and speeds of up to 150 Mbps;

-

in Spain, the continuation of mobile network transformation programmes with the renewal of the access network and increased investment in capacity;

-

in Poland, the delivery of the 1.2 million fixed broadband lines as per the agreement with the Polish regulator and the ramping-up of the mobile network-sharing programme.

The ratio of CAPEX to revenues was 11.2%, an increase of 1.1 percentage points compared to the first quarter of 2012.

outlook for 2013

Following the first quarter 2013 results, the Group confirms the operating cash flow target of more than 7 billion euros (restated EBITDA – CAPEX) for the full year 2013.

The Group also confirms its target of a return to a net debt / EBITDA ratio of close to 2 at the end of 2014 to preserve its financial strength and investment capability.

The Group confirms the payment of the balance of the dividend for 2012, i.e. 0.20 euros per share, which will be paid in cash on 11 June 20131. For 2013, a dividend of at least 0.80 euros per share will be paid1; an interim dividend payment of 0.30 euros per share will be paid in cash in December.

In addition, the Group will pursue a policy of selective acquisition, while respecting its net debt / EBITDA target, concentrating on possible consolidation opportunities in the markets in which it operates.

1    Subject to approval by the Annual General Meeting of Shareholders. For the balance of the interim dividend for 2012: the ex-dividend date is 6 June 2013; the record date is 10 June 2013.

review by operating segment

France

Revenues in France were 5.068 billion euros in the first quarter of 2013, a 6.1% decrease on a comparable basis. Excluding the impact of regulatory measures (-151 million euros), revenues declined 3.4%.

Mobile services revenues fell 8.1% on a comparable basis to 2.157 billion euros. Excluding the impact of regulatory measures (-126 million euros), mobile services declined 2.9%. The growth of Internet browsing and of national roaming partially offset the price reductions linked to the overhaul of the Sosh, Open and Origami segmented offers. ARPU decreased 10.7% in the first quarter of 2013 after falling 9.0% in the fourth quarter of 2012.

The mobile customer base (contracts and prepaid offers, excluding MVNOs) was 26.829 million customers at 31 March 2013, an increase of 1.3% year on year. The contract customer base rose 3.8% year on year to 19.789 million customers. New offers continued their rapid growth: by 31 March 2013, the Sosh online offers had 1.088 million customers and the Open quadruple-play offers reached 3.438 million customers. Prepaid offers (7.040 million customers at 31 March 2013) declined 5.0% year on year.

Fixed services revenues fell 4.3% on a comparable basis to 2.662 billion euros (-3.4% excluding the impact of regulatory measures). Traditional telephony services continued their downward trend (-13.8%). Fixed broadband services had modest 0.4% growth, affected by the increasing proportion of Open offers in the fixed broadband customer base.

The fixed broadband customer base rose 2.7% year on year to 9.934 million subscribers at 31 March 2013. Within this figure, optical fibre showed accelerated growth with 206,000 subscribers. The fixed broadband net additions market share was estimated at 15.7% for the first quarter of 2013 as a whole, with significant improvement in March related to the marketing of the Livebox Play. Digital TV grew 14.3% year on year to 5.208 million customers at 31 March 2013.

Revenues from carrier services rose 2.5%, excluding the impact of regulatory measures, due to the increasing number of telephone lines sold to other carriers (+9.1% year on year, 12.880 million lines at 31 March 2013).

Spain

Revenues in Spain increased 0.8% to 989 million euros. Excluding the impact of regulatory measures (-23 million euros), revenues rose 3.3% compared to the first quarter of 2012.

Mobile services (741 million euros) grew 0.8%, excluding the impact of regulatory measures (-23 million euros). Internet browsing continued to develop at a fast pace, offsetting the decline in revenues from voice and SMS. The mobile customer base was 12.179 million customers at 31 March 2013 (including the 398,000 customers from Simyo). Strong growth continued in customer contract numbers, which rose 9.7% year on year (+748,000 customers) to 8.493 million customers at 31 March 2013, representing 69.7% of the total customer base, a year-on-year gain of 3.2 percentage points. Orange Spain maintained its net positive position on the mobile portability market in the first quarter of 2013 and launched new and particularly attractive Canguro convergent offers in early April.

Fixed services grew 16.0% on a comparable basis to 209 million euros, led by growth in broadband services (+13.3%). The number of broadband subscribers increased 11.1% year on year to 1.436 million customers at 31 March 2013. The share of fully unbundled ADSL subscribers grew strongly to 69.7% of the total customer base at 31 March 2013, a year-on-year increase of 6.7 percentage points.

Poland

Revenues in Poland declined 7.2% on a comparable basis to 786 million euros. Excluding the impact of regulatory measures (-35 million euros), the decline was limited to 3.2% following a decline of 4.2% in the fourth quarter 2012. This improvement was mainly related to the growth of fixed broadband services and ICT2.

Mobile services (369 million euros) fell 9.7% on a comparable basis. Excluding regulatory measures (-31 million euros), revenues declined -2.2%. The mobile customer base was 14.886 million customers at 31 March 2013 (excluding MVNOs), a 1.9% increase led by 3.8% growth in prepaid offers (7.981 million customers at 31 March 2013). The recently marketed Orange Open multi-play offers are already successful, with 72,000 customers at 31 March 2013.

2    Information and Communication Technologies (the sale and installation of equipment).

Fixed services (374 million euros) declined 7.3% on a comparable basis and 6.5% excluding the impact of regulatory measures reflecting the downward trend in traditional telephony (-16.6%).

Fixed broadband revenues rose 9.3%, led by the increase in ARPU with the growth of multi-play offers. The number of VoIP customers grew sharply in one year, rising 89.5% to 440,000 customers at 31 March 2013, while the number of digital TV customers rose 5.4% to 699,000 customers at 31 March 2013. At the same time, the number of fixed broadband customers remained stable over the year, with 2.333 million customers at 31 March 2013.

Rest of World

The Rest of World segment reported revenues of 1.934 billion euros in the first quarter of 2013, up 0.7% on a comparable basis. Excluding the impact of regulatory measures (-41 million euros), quarterly revenues rose 2.9%.

In Africa and the Middle East, revenue growth (+3.3% excluding the impact of regulatory measures) was led by Côte d’Ivoire, Senegal, Guinea and Niger; Egypt increased 1.5%.

The mobile customer base in Africa and Middle East grew 8.2% year on year to 81.980 million customers at 31 March 2013, representing 6.2 million additional customers. The principal contributors were Mali, Senegal, Cameroon and Guinea; Egypt had 32.9 million customers at 31 March 2013 (+1.0% year on year). Orange Money, marketed in thirteen African and Middle Eastern countries, had 6.6 million customers at 31 March 2013, an increase of 2.9 million customers year on year.

In Europe, revenues rose 2.6%, excluding the impact of regulatory measures, helped by the continued growth of mobile Internet browsing and the rise in smartphone sales, partially offsetting the decline in prices due to the overhaul of mobile services offers. Excluding the impact of regulatory measures, mobile services in Belgium declined 2.8% after rising 0.9% in 2012; they improved 1.3% in Romania, after falling 0.3% in 2012; and in Slovakia, the decline continued, down 5.8% after decreasing 5.0% in 2012. Excluding the impact of the Orange Austria disposal, the mobile customer base in Europe (19.7 million customers at 31 March 2013) rose 1.3% year on year, led by 4.7% growth in contract customer numbers (+452,000 additional customers, principally in Romania, Belgium and Armenia).

In the Dominican Republic, revenues continued their steady rise (+4.2% excluding the impact of regulatory measures), helped by the strong growth of Internet browsing. There were 3.330 million mobile customers at 31 March 2013, a 5.4% increase year on year.

Enterprise

Revenues in the Enterprise segment fell 5.3% on a comparable basis to 1.635 billion euros in the first quarter of 2013, versus a 2.7% decrease in 2012, due to greater competitive pressure and difficult economic conditions in Europe.

The service operations (412 million euros) fell 4.1% after rising 1.0% over the full year of 2012. Specifically, the integration of services and unified communication and collaboration services, which had been growing steadily, registered a downturn in the first quarter of 2013 in Europe. Conversely, cloud computing services reported strong growth (+28%), as did security solutions3, which also rose 28%.

Growing networks (100 million euros) reported an increase of 2.5%, led by Voice over IP (+5.8%) and satellite access (+2.9%). Imaging services fell 3.8%, with difficult market conditions continuing.

Mature networks (681 million euros) declined 0.5% compared to the first quarter of 2012, marked by the slowdown of IPVPN growth due to price reductions, partially offset by the rise in volume. Broadcast services fell 2.5%.

Legacy networks (443 million euros) declined 14.2% after falling 13.4% over the full year of 2012. The effect of price reductions accentuated the downward trend of fixed telephony and legacy data services with the migration towards IP solutions.

3    Protection and security of enterprise data and networks.

schedule of upcoming events

•

25 July 2013: first half 2013 results

contacts

press: 01 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: 01 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Jérôme Blin

jerome.blin@orange.com

Constance Gest
constance.gest@orange.com

Didier Kohn
didier.kohn@orange.com

Florent Razafi

florent.razafi@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking statements. Although we believe these  forward-looking statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us and there can be no guarantee that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: our ability to withstand intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fluctuations in general economic activity levels and in the level of activity in each of the markets in which we operate; the political situation in the countries where we invest; the emergence of new powerful players, such as content and service suppliers or search engines; our ability to obtain a return on our investments in the networks; fiscal and regulatory constraints and changes; conditions for accessing the capital markets, in particular risks related to financial market liquidity; exchange rate or interest rates fluctuations; asset impairements; and results of current litigation. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des marchés financiers (AMF) on March 27, 2013 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2013. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF) France Telecom-Orange does not undertake any obligation to update forward-looking statements.

appendix 1: revenues by operating segment

In millions of euros	1rst quarter 2013	1rst quarter 2012 comparable basis	1rst quarter 2012 historical basis	change comparable basis	change historical basis
France	5,068	5,399	5,401	(6.1)%	(6.2)%
Mobile services	2,157	2,347	2,347	(8.1)%	(8.1)%
Mobile equipment sales	119	123	123	(3.5)%	(3.5)%
Fixed services	2,662	2,781	2,781	(4.3)%	(4.3)%
Fixed services retail	1,759	1,876	1,876	(6.2)%	(6.2)%
Fixed wholesale	903	905	905	(0.3)%	(0.3)%
Other revenues	131	148	150	-	-
Spain	989	981	981	0.8%	0.8%
Mobile services	741	759	759	(2.3)%	(2.3)%
Mobile equipment sales	36	38	38	(6.1)%	(6.1)%
Fixed services	209	180	180	16.0%	16.0%
Other revenues	4	5	5	-	-
Poland	786	847	832	(7.2)%	(5.5)%
Mobile services	369	408	394	(9.7)%	(6.4)%
Mobile equipment sales	8	8	8	(5.2)%	(3.5)%
Fixed services	374	403	396	(7.3)%	(5.6)%
Other revenues	35	27	34	-	-
Rest of World	1,934	1,920	2,134	0.7%	(9.3)%
of which Egypt	290	286	319	1.5%	(9.1)%
Enterprise	1,635	1,726	1,734	(5.3)%	(5.7)%
Legacy networks	443	516	497	(14.2)%	(10.9)%
Mature networks	681	684	709	(0.5)%	(4.0)%
Growing networks	100	97	97	2.5%	2.3%
Services	412	429	431	(4.1)%	(4.5)%
International Carriers and Shared Services	407	409	410	(0.4)%	(0.8)%
International Carriers	336	352	352	(4.6)%	(4.6)%
Shared Services	71	56	58	25.8%	22.9%
Inter-segments eliminations	(539)	(561)	(569)	-	-
Group total	10,280	10,721	10,922	(4.1)%	(5.9)%

change in the presentation of operating segments

In light of the merger between Orange France (the mobile operations in France) and France Telecom SA, approved by the Board of Directors on 23 April 2013, the Group is simplifying the reporting format of operations in France in its quarterly, half-year and annual publications. Revenues reported in the operating segments of Spain and Poland follow this same format.

Revenues

As from the publication of the first quarter 2013 results, the presentation by operating sub-segment used until now, i.e.:

personal communication services

home communication services

inter-segment eliminations

has been replaced by a presentation by product line, which eliminates inter-sub-segment flows, and allows for a better reading of trends in mobile services and fixed services:

mobile services

sales of mobile equipment

fixed services

other

In addition, in France, the discounts linked to convergent Open quadruple-play offers, previously reported only for mobile services, are now broken down between mobile services and fixed broadband services.

EBITDA and CAPEX

As part of the growing integration of fixed and mobile operations, corresponding with the customs of most of the other European operators, it was decided to show overall EBITDA and CAPEX for each of the operating segments in the half-year and annual publications, and not to report information related to the former sub-segments.

appendix 2: analysis of consolidated EBITDA

In millions of euros	1rst quarter 2013	1rst quarter 2012 comparable basis	change comparable basis
Revenue	10,280	10,721	(4.1)%
External purchases	(4,451)	(4,666)	(4.6)%
in % of revenues	43.3%	43.5%	(0.2)pt
of which:
Purchases from and fees paid to carriers	(1,252)	(1,390)	(10.0)%
in % of revenues	12.2%	13.0%	(0.8)pt
Other network expenses and IT costs	(707)	(699)	1.0%
in % of revenues	6.9%	6.5%	0.4pt
Overheads, property, other external expenses and capitalized production	(936)	(968)	(3.2)%
in % of revenues	9.1%	9.0%	0.1pt
Commercial expenses and content purchases	(1,556)	(1,609)	(3.3)%
in % of revenues	15.1%	15.0%	0.1pt
Labour expenses	(2,316)	(2,303)	0.6%
in % of revenues	22.5%	21.5%	1.1pt
Operating taxes and levies	(433)	(438)	(1.3)%
Other operating income and expenses	59	26	-
Gains (losses) on disposals of assets	(4)	9	-
Restructuring expenses	(11)	(3)	-
Restated EBITDA*	3,124	3,346	(6.6)%
in % of revenues	30.4%	31.2%	(0.8)pt

* EBITDA restatements relate to the following exceptional events:

A total negative amount of 26 million euros in the first quarter of 2013 including:

-

an expense of 39 million euros related to the Part Time for Seniors plan (TPS) in France;

-

income of 65 million euros related to the disposal of Orange Austria.

A total positive amount of 115 million euros in the first quarter of 2012 for:

-

an expense of 90 million euros for a dispute related to the business tax in France for the 1999 to 2002 period;

-

an expense of 25 million euros related to the Part Time for Seniors plan (TPS) in France and other items related to labour expenses.

appendix 3: key performance indicators of France Telecom-Orange

	31 March 2013	31 March 2012
France Telecom-Orange Group
Total number of customers* (millions)	229.847	223.932
Mobile services customers* (millions)	171.800	165.151
- of which contract customers (millions)	57.758	53.624
Fixed services customers (millions)	14.994	14.557
- of which IPTV and satellite TV customers (millions)	6.043	5.349
France
Mobile services
Number of customers* (millions)	26.829	26.475
- of which contract customers (millions)	19.789	19.066
Total ARPU (euros)	323	361
Fixed services
Consumer Market
Number of fixed line subscribers (millions)	17.387	18.281
- of which naked ADSL** customers (millions)	5.762	4.993
Number of broadband customers at end of period (millions)	9.934	9.671
Broadband market share at end of period (%)	41.0 ***	41.9
Broadband ARPU (euros)	34.5	34.6
Number of IPTV and satellite TV customers (millions)	5.208	4.555
Carrier market
Total number of fixed lines in the Carriers market (millions)	12.880	11.810
- of which total unbundling (millions)	10.287	9.277
Spain
Mobile services
Number of customers* (millions)	12.179	11.632
- of which contract customers (millions)	8.493	7.745
Total ARPU (euros)	255	269
Fixed services
Number of ADSL broadband customers (millions)	1.436	1.293
Number of Voice over IP customers (thousands)	1,000	814
Broadband ARPU (euros)	33.1	32.6
* Excluding customers of MVNOs. ** See glossary. *** Company estimate.

	31 March 2013	31 March 2012
Poland
Mobile services
Number of customers* (millions)	14.886	14.613
- of which contract customers (millions)	6.906	6.927
Total ARPU (PLN)	458	488
Fixed services
Total number of fixed telephone lines (millions)	6.205	7.030
Number of ADSL broadband customers (millions)	2.333	2.348
Number of IPTV and satellite TV customers (thousands)	699	663
Broadband ARPU (PLN)	57.5	55.1
Rest of World
Mobile services
Total number of customers* (millions)	105.034	99.186
- of which contract customers (millions)	15.690	13.389
Number PCS customers by region (millions)
Europe	19.699	20.215
Africa and Middle East	81.980	75.766
Other operations	3.356	3.205
Fixed services
Total number of telephone lines (thousands)	2,040	2,137
- of which Europe (thousands)	682	682
- of which Africa and Middle East (thousands)	1,354	1,449
- of which Other operations (thousands)	4	6
Number of broadband customers at end of period (thousands)	943	888
- of which Europe (thousands)	181	165
- of which Africa and Middle East (thousands)	761	721
- of which Other operations (thousands)	1	2
Enterprise
France
Number of legacy telephone lines (thousands)	3,586	3,920
Number of permanent accesses to IP networks (thousands)	349	343
- of which IP-VPN (thousands)	282	275
Number of XoIP connections (thousands)	69	61
World
Number of IP-VPN accesses \ world (thousands)	327	320
Everything Everywhere (United Kingdom) **
Mobile services
Number of customers* (millions)	25.742	26.491
- of which contract customers (millions)	13.759	12.993
Total ARPU (GBP/month, based on quarterly revenues)	18.2	18.7
Fixed services
Number of broadband customers (thousands)	694	713
* Excluding customers of MVNOs ** The Everything Everywhere customer bases are 50% consolidated in the France Telecom-Orange customer bases.

appendix 4: glossary

Key figures

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical  basis to data on a comparable basis consists of  keeping the results for the period ended and then restating  the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. This indicator corresponds to operating income before depreciation and amortization, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

operating cash flow: corresponds to restated EBITDA minus CAPEX. France Telecom-Orange uses this indicator to measure the Group’s performance in generating cash flow from its operating activities.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both open-permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services and international roaming over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

mobile number portability: allows mobile customers to keep their mobile numbers when they change operators. The donor operator deactivates the mobile number in its information system; the recipient operator actives the same mobile number in its own information system and the donor operator acknowledges the transfer and updates its own information system.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks4 and carrier services (national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, satellite and WiMAX): the average revenues per user of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Broadband ARPU is expressed as monthly revenues per access.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom-Orange also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

4    With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 24, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations